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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

Dice Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

253017107
(CUSIP Number)

Michael Bertisch QCP GP Investors II LLC 375 Park Avenue New York, New York 10152 (212) 418-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,086,936
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,086,936
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,086,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,086,936
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,086,936
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,086,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,166,539
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 18,166,539
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,166,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 527,611
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 527,611
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,350,031
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,350,031
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,350,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the “Shares”), of Dice Holdings, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 3 Park Avenue, New York, New York 10016.

Item 2.  Identity and Background

(a)

This Schedule 13D is filed jointly by: (i) QCP GP Investors II LLC; (ii) Quadrangle GP Investors II LP; (iii) Quadrangle Capital Partners II LP; (iv) Quadrangle Select Partners II LP; and (v) Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing members who control QCP GP Investors II LLC are Steven Rattner, Peter Ezersky, Gordon Holmes, Michael Huber, Jeffrey Nordhaus, Daniel Rosensweig, Edward Sippel and Joshua Steiner (collectively, the “Managing Members”).

(b)

The address of the principal business of each of the Reporting Persons and each of the Managing Members is 375 Park Avenue, 14th Floor, New York, New York, 10152.

(c)

The principal business of each of the Reporting Persons and each of the Managing Members is to invest in securities.

(d)-(e)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Reporting Persons is organized under the laws of the State of Delaware.  Mr. Holmes is a citizen of Ireland, and each of the remaining Managing Members is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On February 19, 2008 Quadrangle Select Partners II LP purchased 21,662 Shares on the open market for an aggregate purchase price of $135,378.50 ($6.25 per share) and Quadrangle Capital Partners II−A LP purchased 142,106 Shares on the open market for an aggregate purchase price of $888,162.50 ($6.25 per share).

On February 21, 2008 Quadrangle Select Partners II LP purchased 18,648 Shares on the open market for an aggregate purchase price of $119,528.50 (6,734 Shares at $6.25 per share and 11,914 Shares at $6.50 per share) and Quadrangle Capital Partners II−A LP purchased 122,335 Shares on the open market for an aggregate purchase price of $784,133.25 (44,177 Shares at $6.25 per share and 78,158 Shares at $6.50 per share).

The purchases of the Shares by Quadrangle Select Partners II LP and Quadrangle Capital Partners II−A set forth in this statement were funded through their respective working capital.

Item 4.  Purpose of Transaction

The Shares to which this statement relates were acquired by the Reporting Persons for general investment purposes.  The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

On February 21, 2008 Quadrangle Capital Partners II LP filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), to enable it to acquire in excess of  29.3% but less than 50% of the Shares and, accordingly, the waiting period under the HSR Act is scheduled to expire, unless earlier terminated, at 11:59 p.m., New York City time, on March 24, 2008, subject to extension in certain circumstances.

On February 22, 2008, Quadrangle Capital Partners II LP and Morgan Stanley & Co. International plc (“MSI plc”) entered into a Postpaid Cash−Settleable Forward Contract (the "First Postpaid Forward Contract ") relating to the forward sale of 836,232 Shares by MSI plc to Quadrangle Capital Partners II LP. In consideration for MSI plc entering into the First Postpaid Forward Contract, Quadrangle Capital Partners II LP agreed to pay to MSI plc $6.3685 per Share. The First Postpaid Forward Contract provides that three business days after September 19, 2008, MSI plc will deliver to Quadrangle Capital Partners II LP 836,232 Shares; provided that Quadrangle Capital Partners II LP may elect to accelerate such settlement date or settle the First Postpaid Forward Contract in cash. Quadrangle Capital Partners II LP's ability to accept Shares under the First Postpaid Forward Contract is subject to the prior receipt of clearance under the HSR Act.

On February 22, 2008, Quadrangle Capital Partners II LP and Morgan Stanley & Co. International plc (“MSI plc”) entered into a Postpaid Cash−Settleable Forward Contract (the "Second Postpaid Forward Contract" and, collectively with the First Postpaid Contract, the “Postpaid Forward Contracts”) relating to the forward sale of 719,887 Shares by MSI plc to Quadrangle Capital Partners II LP. In consideration for MSI plc entering into the Second Postpaid Forward Contract, Quadrangle Capital Partners II LP agreed to pay to MSI plc $6.5371 per Share. The Second Postpaid Forward Contract provides that three business days after September 22, 2008, MSI plc will deliver to Quadrangle Capital Partners II LP 719,887 Shares; provided that Quadrangle Capital Partners II LP may elect to accelerate such settlement date or settle the Second Postpaid Forward Contract in cash.  Quadrangle Capital Partners II LP's ability to accept Shares under the Second Postpaid Forward Contract is subject to the prior receipt of clearance under the HSR Act.

(d)

Please see Item 6, which is hereby incorporated by reference.  Pursuant to the Shareholders Agreement (as defined in Item 6 below), the QCP II Funds are entitled to designate up to three members of the Issuer’s board of directors.  Currently, the QCP II Funds have designated two members to the Company’s board: Peter Ezersky and Jeffrey Nordhaus, each Managing Members.  As a result, the QCP II Funds may select another Managing Member or any other person to serve on the Issuer’s board in accordance with the terms of the Shareholders Agreement.

Item 5.  Interest in Securities of the Issuer

(a)

As of the date hereof, (i) Quadrangle GP Investors II LP holds 42,755 Shares, or approximately 0.1% of the outstanding Shares; (ii) Quadrangle Capital Partners LP holds 18,166,539 Shares, or approximately 29.3% of the outstanding Shares; (iii) Quadrangle Select Partners II LP holds 527,611 Shares, or approximately 0.9% of the outstanding Common Stock; and (iv) Quadrangle Capital Partners-A LP holds 2,350,031 Shares, or approximately 3.8% of the outstanding Shares.  Each of Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds, and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the aggregate 21,086,936 Shares held by the QCP Funds and Quadrangle GP Investors II LP, or approximately 34% of the outstanding Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not held directly by such Reporting Person.

(b)

QCP GP Investors II LLC

(i)	Sole power to vote or to direct the vote:	21,086,936
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	21,086,936
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors II LP

(i)	Sole power to vote or to direct the vote:	21,086,936
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	21,086,936
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II LP

(i)	Sole power to vote or to direct the vote:	18,166,539
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	18,166,539
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Select Partners II LP

(i)	Sole power to vote or to direct the vote:	527,611
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	527,611
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II-A LP

(i)	Sole power to vote or to direct the vote:	2,350,031
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	2,350,031
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)

Please see Item (3) and Item (4), which is hereby incorporated by reference. Except as set forth in Item (3) and Item (4), none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)     Inapplicable.

(e)     Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The QCP II Funds are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the QCP II Funds are entitled to designate up to three members of the Company’s board of directors and that the General Atlantic Entities are entitled to designate up to three members of the Company’s board of directors and requires that the QCP II Funds and the General Atlantic Entities vote their respective Shares in favor of such designees.  The Shareholders Agreement also contains provisions restricting the transfer of the Issuer’s securities and provides each of the QCP II Funds and the General Atlantic Entities with demand registration rights.  The Shareholders Agreement is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

Given the terms of the Shareholders Agreement, the Reporting Persons together with the General Atlantic Entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 47,279,454 Shares, or 76.2%, of the Issuer’s total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under Section

303A.00 of the New York Stock Exchange Listed Company Manual.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the QCP II Funds and Quadrangle GP Investors II LP).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

Please see Item 4(a), which is hereby incorporated by reference. As further described in Item 4(a) hereof, Quadrangle Capital Partners II LP is party to the Forward Contracts.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, the General Atlantic Entities and certain management shareholders named therein. (1).

Exhibit B:  Confirmation of Post-Paid Cash-Settleable Forward Transaction dated February 22, 2008, from Quadrangle Capital Partners II LP to MSI plc.

Exhibit C:  Confirmation of Post-Paid Cash-Settleable Forward Transaction dated February 22, 2008, from Quadrangle Capital Partners II LP to MSI plc.

Exhibit D:  Joint Filing Agreement, dated as of February 29, 2008.

(1) Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on February 29, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 29, 2008

QCP GP INVESTORS II LLC

By:	/s/ Peter Ezersky,

Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky,

Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

EXHIBIT B

MORGAN STANLEY & CO. INCORPORATED AS AGENT FOR MORGAN STANLEY & CO. INTERNATIONAL PLC 1585 BROADWAY NEW YORK, NY 10036-8293 (212) 761-4000

February 22, 2008

Post-Paid Cash-Settleable Forward Transaction

Quadrangle Capital Partners II LP
375 Park Avenue
New York, New York 10152

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between Morgan Stanley & Co. International plc (“MSI plc”) and you as counterparty (“Counterparty” and together with MSI plc, the "Parties") on the Trade Date specified below (the “Transaction”).  This confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.  For the purposes of this Confirmation, this Transaction shall be deemed to be a Share Forward Transaction for the purposes of the Equity Definitions.

The definitions and provisions contained in the 2000 ISDA Definitions and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) (each as published by the International Swaps and Derivatives Association, Inc. (“ISDA”)) are incorporated into this Confirmation.  In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation will govern.  Any reference to a currency shall have the meaning contained in Annex A to the 1998 ISDA FX and Currency Option Definitions, as published by ISDA.  “Other Forward Transaction” shall mean the Post-Paid Cash-Settleable Forward Transaction dated February 22, 2008 between Counterparty and MSI plc Reference Number _______.

1.     This Confirmation evidences a complete and binding agreement between MSI plc and Counterparty as to the terms of the Transaction to which this Confirmation relates.  This Confirmation shall be subject to an agreement (the “Agreement”) in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if MSI plc and Counterparty had executed an agreement in such form without any Schedule.  For the avoidance of doubt, unless otherwise agreed by the parties, this Transaction and the Other Forward Transaction shall be the only transactions under the Agreement.

2.      The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:

Trade Date:	February 22, 2008

Seller:	MSI plc

Buyer:	Counterparty

Shares:	Common stock, par value $0.01 per share, of Dice Holdings, Inc. (“Issuer”) (NYSE Ticker: DHX)

Number of Shares:	836,232

Initial Price:	USD6.25

Forward Price:	USD6.3685

Prepayment:	Not Applicable

Variable Obligation:	Not Applicable

Exchange(s):	New York Stock Exchange

Related Exchange:	All Exchanges

VALUATION:

Valuation Time:	The Scheduled Closing Time on the relevant Exchange

Valuation Date:	September 19, 2008

Market Disruption Event:
The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by inserting the words “at any time on any Scheduled Trading Day during the Cash Settlement Period or” after the word “material,” in the third line thereof and deleting the language immediately following the word “material,” and prior to the word, “be,” in the fifth line thereof.

SETTLEMENT TERMS:

Settlement Method Election:	Applicable

Electing Party:	Counterparty

Settlement Method Election Date:	One Exchange Business Day before the Valuation Date.

Default Settlement Method:	Physical Settlement

Settlement Currency:	USD

PROCEDURE FOR SETTLEMENT:

Physical Settlement:	Applicable, unless Counterparty validly elects Cash Settlement in accordance with the terms hereof.

Cash Settlement Period:	The ten consecutive Trading Days following the Valuation Date (each such Trading Day, a “Cash Settlement Date”).

Daily Forward Cash Settlement Amount:
For each Cash Settlement Date, the Daily Forward Cash Settlement Amount shall equal the Forward Cash Settlement Amount determined in accordance with the Section 8.5(c) of the Equity Definitions as if (i) the Number of Shares were the Daily Cash Settlement Shares and (ii) the Settlement Price were the Daily VWAP.

Daily Cash Settlement Shares:	83,623 Shares

Daily VWAP:
For each Cash Settlement Date, a price per share (as determined by the Calculation Agent) equal to the volume-weighted average price of the Shares for the entirety of such Trading Day as determined by reference to the screen entitled “DHX <Equity> VAP” or any successor page as reported by Bloomberg L.P. (without regard to pre-open or after hours trading outside of any regular trading session for such Trading Day) on such Trading Day.

Cash Settlement Payment Dates:	Three Currency Business Days following each Cash Settlement Date.

Each delivery of the Shares shall be made through the relevant Clearance System at the accounts specified by the parties on a free delivery basis, for settlement on the applicable Settlement Date in accordance with Article 9 of the Equity Definitions.

ADJUSTMENTS AND EXTRAORDINARY EVENTS:

Method of Adjustment:	Calculation Agent Adjustment

Consequences of Merger Events:

New Shares:
In the definition of “New Shares” in Section 12.1(i) of the Equity Definitions, the text in subsection (i) shall be deleted in its entirety and replaced with:  “publicly quoted, traded or listed on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)”.

(a)	Share-for- Share:	Calculation Agent Adjustment

(b)	Share-for- Other:	Cancellation and Payment on that portion of the Other Consideration that consists of cash; Calculation Agent Adjustment on the remainder of the Other Consideration

(c)	Share-for- Combined:	Component Adjustment

Tender Offer:	Applicable; provided that the phrase “greater than 10%” in the third line of Section 12.1(d) of the Equity Definitions is deleted and replaced with the following: “greater than 25%”.

Consequences of Tender Offers:

(a)	Share-for-Share:	Calculation Agent Adjustment

(b)	Share-for-Other:	Cancellation and Payment on that portion of the Other Consideration that consists of cash; Calculation Agent Adjustment on the remainder of the Other Consideration

(c)	Share-for-Combined:	Component Adjustment

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:
Cancellation and Payment (Calculation Agent Determination).  In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded, or re-quoted on any of the New York Stock Exchange, the NASDAQ Global Select Marked or the NASDAQ Global Market (or their respective successors); if the shares are immediately re-listed, re-traded, or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Additional Disruption Events:

(a)	Change in Law:	Not Applicable

(b)	Failure to Deliver:	Not Applicable.

(c)	Insolvency Filing:	Applicable

(d)	Hedging Disruption:	Not Applicable

(e)	Loss of Stock Borrow:	Not Applicable

(f)	Increased Cost of Stock Borrow:	Not Applicable

(g)	Increased Cost of Hedging:	Not Applicable

Hedging Party:	For all Additional Disruption Events, MSI plc

Determining Party:	For all Extraordinary Events, MSI plc

Non-Reliance:	Applicable

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

CREDIT SUPPORT:

Collateral:
Counterparty agrees to provide Eligible Collateral as if the parties hereto executed a form ISDA Credit Support Annex (New York law) (the “CSA”) to the Agreement (under which the only transactions are this Transaction and the Other Forward Transaction) without any elections specified in Paragraph 13 other than those listed below.  For the avoidance of doubt, Eligible Collateral posted pursuant to this provision shall be calculated with respect to both this Transaction and the Other Forward Transaction and, together with the operation of any similar provision in the Confirmation for the Other Forward Transaction, shall give rise to only one obligation to post Eligible Collateral.

Credit Support Amount means:
With respect to Counterparty, (i) the Independent Amount with respect to Counterparty plus (ii) MSI’s Exposure; provided that the Credit Support Amount with respect to Counterparty shall never exceed the sum of the amounts obtained with respect to this Transaction and the Other Forward Transaction by multiplying (a) the Number of Shares with respect to such Transaction and (b) the Initial Price with respect to such Transaction.

With respect to MSI plc, zero.

Eligible Collateral with respect to Counterparty means:	Cash with a Valuation Percentage of 100%

Independent Amount with respect to Counterparty means:
The product of (a) the sum of the amounts obtained with respect to this Transaction and the Other Forward Transaction by multiplying (i) the Number of Shares with respect to such Transaction  by (ii) the Initial Price with respect to such Transaction multiplied by (b) 0.65

Independent Amount with respect to MSI plc means:	Zero

Threshold with respect to MSI plc means:	Infinity

Threshold with respect to Counterparty means:	Zero

Minimum Transfer Amount means with respect to Counterparty:	USD1,000,000

Minimum Transfer Amount means with respect to MSI plc:	USD500,000

Transfer of Delivery Amounts:
Any Delivery Amount that is to be delivered by the Counterparty to MSI plc shall occur no later than the day which is two Currency Business Days(s) following the Valuation Date on which the Delivery Amount was calculated.  All Delivery Amounts shall be wired to:

 WIRE INSTRUCTIONS
JPMorgan Chase
ABA Number:
Account Name:
Account Number:
FFC Account Number:

Valuation Date means:	Every Local Business Day for the period from, and including, the Trade Date to but excluding the Valuation Date or the Accelerated Valuation Date, as the case may be.

Interest Rate means:	FED FUNDS EFFECTIVE

Notification of Delivery Amounts:
In connection with Valuation Agent’s determination that a Delivery Amount is due from Counterparty to MSI plc in connection with any Valuation Date, Valuation Agent shall deliver written notice to the individuals listed below:

3. Calculation Agent:	MSI plc

4.      Account Details:

Account for Payments to MSI plc:	As separately notified.

Account for Payments to Counterparty:	To be provided by Counterparty

5.      Accelerated Valuation Date.  Upon Counterparty providing MSI plc with at least one Exchange Business Day’s written notice, Counterparty shall be entitled to accelerate the Valuation Date of this Transaction (the “Accelerated Valuation”) to an Exchange Business Day designated by Counterparty (the “Accelerated Valuation Date”).  Upon any Accelerated Valuation, the Settlement Date (the “Accelerated Settlement Date”) shall be one Settlement Cycle following the Accelerated Valuation Date.  Upon the occurrence of an Accelerated Valuation Date, the parties shall perform their respective obligations hereunder as if the Accelerated Valuation Date were the Valuation Date; provided that (the Forward Price shall be reduced by an amount equal to the product of:  (a) the Initial Price, (b)  3.23375% and (c) a fraction, the numerator of which is the number of days from and including the Accelerated Settlement Date to but excluding the Settlement Date that would have occurred but for the Accelerated Valuation and the denominator of which is 360.

6.      Cash Settlement Conditions.  In connection with any election by Counterparty to effect Cash Settlement, if in the good faith reasonable judgment of either MSI plc or Counterparty, after consultation by such party with counsel, sales by MSI plc of any Hedge Positions constitute long positions in the Shares (“Hedge Shares”) cannot be effected in the U.S. public market by MSI plc without registration under the Securities Act, Counterparty shall use its reasonable best efforts to (a) cause the Issuer to make available an effective registration statement under the Securities Act to cover the resale of such Hedge Shares and (b) (i) effect the execution of an agreement between Issuer and MSI plc, in form and substance satisfactory to MSI plc, substantially in the form of an underwriting agreement for a registered offering, (ii) have Issuer (A) arrange for the provision of accountant’s “comfort” letters in customary form for registered offerings of equity securities, (B) provide disclosure opinions of nationally recognized outside counsel to Counterparty reasonably acceptable to MSI plc, (C) provide other customary opinions, certificates and closing documents customary in form for registered offerings of equity securities and (D) afford MSI plc a reasonable opportunity to conduct a “due diligence” investigation with respect to Counterparty customary in scope for underwritten offerings of equity securities; provided, however, that if MSI plc, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, or, if for any reason, Counterparty is unable to cause the Issuer to provide such registration statement, then MSI plc shall sell the Hedge Shares in a private placement, in reliance on Rule 144 under the Securities Act or in reliance  on another exemption from registration available to MSI plc.  In connection with sales of Hedge Shares that are subject to the preceding sentence, (i) the provisions in Section 2 above governing Cash Settlement shall not apply and (ii) (A) Cash Settlement shall be effected in accordance with Section 8.4(a) of the Equity Definitions, (B) the Settlement Price to be used in calculating the Forward Cash Settlement Amount shall be the volume-weighted average price at which MSI plc sells Hedge Shares in accordance with the preceding sentence and (C) the Cash Settlement Payment Date shall be one Settlement Cycle following the last Exchange Business Day on which MSI plc sells Hedge Shares in connection with Cash Settlement of this Transaction.  For purposes of this section 6, the term MSI plc shall include all affiliates of MSI plc.  For the avoidance of doubt, MSI plc shall not sell any Hedge Shares into the public market without adhering to the conditions of this Section 6 unless Counterparty gives prior approval of any such sales without adherence to the conditions of this Section 6.

7.      Additional Provisions.

(i)  The parties hereto agree and acknowledge that MSI plc is a “financial participant” within the meaning of Section 101(22A) of Title 11 of the United States Code (the “Bankruptcy Code”).  The parties hereto further agree and acknowledge that this Transaction is either (a) a “securities contract” as such term is defined in Section 741(7) of the Bankruptcy Code, in which case each payment and delivery made pursuant to this Transaction is a “settlement payment”, as such term is defined in Section 741(8) of the Bankruptcy Code, and that MSI plc is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code, or (b) a “swap agreement”, as such term is defined in Section 101(53B) of the Bankruptcy Code, in which case each party is a “swap participant”, as such term is defined in Section 101(53C) of the Bankruptcy Code, and that MSI plc is entitled to the protections afforded by, among other sections, Sections 362(b)(17), 546(g) and 560 of the Bankruptcy Code.

(ii)  Counterparty hereby represents and warrants that it is an Insider of the Issuer.    “Insider” means a person who is an officer, director or beneficial owner of more than 10% of any class of equity securities of the Issuer required to file reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, or otherwise an affiliate of the Issuer within the meaning of the Securities Act.

(iii)  Subject Section 10 hereof, Counterparty understands and will comply with Counterparty’s responsibilities under applicable securities laws in connection with this Transaction.

(iv)  Counterparty agrees and acknowledges that to the extent any Hedge Shares, MSI plc shall have sole discretion with respect to any voting rights in any such Hedge Shares and, subject to Section 6 hereof, shall have full and unfettered power to dispose of any such Hedge Shares as it deems fit.

8.       Counterparty represents and warrants to MSI plc that:

(i)  Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(ii)     Counterparty is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended).

9.  Each of the Counterparty and MSI plc represents and warrants to the other that:

(i)  it has a valid business purpose for entering into this Transaction, and this Transaction is consistent with such party’s overall investment strategy,

(ii)  it is an “accredited investor” (as defined in Regulation D under the Securities Act), and

(iii)  it is entering into this Transaction for its own account and not with a view to the distribution or resale of this Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

10.  (i) Morgan Stanley & Co. Incorporated (“MS&CO”) is acting as agent for both parties but does not guarantee the performance of either party; (ii) MS&CO, MSI plc and Counterparty each hereby acknowledges that any transactions by MSI plc or MS&CO with respect to Shares will be undertaken by MSI plc as principal for its own account; (iii) all of the actions to be taken by MSI plc and MS&CO in connection with this Transaction shall be taken by MSI plc or MS&CO independently and without any advance or subsequent consultation with Counterparty; and (iv) MS&CO is hereby authorized to act as agent for Counterparty only to the extent required to satisfy the requirements of Rule 15a-6 under the Securities Exchange Act of 1934, as amended, in respect of this Transaction.  MSI plc is not a member of the Securities Investor Protection Corporation (“SIPC”).

11.  Governing law: The laws of the State of New York.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us by facsimile or email as provided on the attached facsimile cover page.

Confirmed as of the date first written above:

QUADRANGLE CAPITAL PARTNERS II LP		MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	Quadrangle GP Investors II LP, as its General Partner	By:	/s/ Rajul Patel
Name: Rajul Patel
By:	QCP GP Investors II LLC, as its General Partner		Title: Executive Director

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

MORGAN STANLEY & CO. INCORPORATED, as agent

By:	/s/ Scott Pecullan
Name: Scott Pecullan
Title: Managing Director

EXHIBIT C

MORGAN STANLEY & CO. INCORPORATED AS AGENT FOR MORGAN STANLEY & CO. INTERNATIONAL PLC 1585 BROADWAY NEW YORK, NY 10036-8293 (212) 761-4000

February 22, 2008

Post-Paid Cash-Settleable Forward Transaction

Quadrangle Capital Partners II LP
375 Park Avenue
New York, New York 10152

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between Morgan Stanley & Co. International plc (“MSI plc”) and you as counterparty (“Counterparty” and together with MSI plc, the "Parties") on the Trade Date specified below (the “Transaction”).  This confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.  For the purposes of this Confirmation, this Transaction shall be deemed to be a Share Forward Transaction for the purposes of the Equity Definitions.

The definitions and provisions contained in the 2000 ISDA Definitions and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) (each as published by the International Swaps and Derivatives Association, Inc. (“ISDA”)) are incorporated into this Confirmation.  In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation will govern.  Any reference to a currency shall have the meaning contained in Annex A to the 1998 ISDA FX and Currency Option Definitions, as published by ISDA.  “Other Forward Transaction” shall mean the Post-Paid Cash-Settleable Forward Transaction dated February 22, 2008 between Counterparty and MSI plc Reference Number _____.

1.  This Confirmation evidences a complete and binding agreement between MSI plc and Counterparty as to the terms of the Transaction to which this Confirmation relates.  This Confirmation shall be subject to an agreement (the “Agreement”) in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if MSI plc and Counterparty had executed an agreement in such form without any Schedule.  For the avoidance of doubt, unless otherwise agreed by the parties, this Transaction and the Other Forward Transaction shall be the only transactions under the Agreement.

2.  The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:

Trade Date:	February 22, 2008

Seller:	MSI plc

Buyer:	Counterparty

Shares:	Common stock, par value $0.01 per share, of Dice Holdings, Inc. (“Issuer”) (NYSE Ticker: DHX)

Number of Shares:	719,887

Initial Price:	USD6.4097

Forward Price:	USD6.5371

Prepayment:	Not Applicable

Variable Obligation:	Not Applicable

Exchange(s):	New York Stock Exchange

Related Exchange:	All Exchanges

VALUATION:

Valuation Time:	The Scheduled Closing Time on the relevant Exchange

Valuation Date:	September 22, 2008

Market Disruption Event:
The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by inserting the words “at any time on any Scheduled Trading Day during the Cash Settlement Period or” after the word “material,” in the third line thereof and deleting the language immediately following the word “material,” and prior to the word, “be,” in the fifth line thereof.

SETTLEMENT TERMS:

Settlement Method Election:	Applicable

Electing Party:	Counterparty

Settlement Method Election Date:	One Exchange Business Day before the Valuation Date.

Default Settlement Method:	Physical Settlement

Settlement Currency:	USD

PROCEDURE FOR SETTLEMENT:

Physical Settlement:	Applicable, unless Counterparty validly elects Cash Settlement in accordance with the terms hereof.

Cash Settlement Period:	The ten consecutive Trading Days following the Valuation Date (each such Trading Day, a “Cash Settlement Date”).

Daily Forward Cash Settlement Amount:
For each Cash Settlement Date, the Daily Forward Cash Settlement Amount shall equal the Forward Cash Settlement Amount determined in accordance with the Section 8.5(c) of the Equity Definitions as if (i) the Number of Shares were the Daily Cash Settlement Shares and (ii) the Settlement Price were the Daily VWAP.

Daily Cash Settlement Shares:	71,989 Shares

Daily VWAP:
For each Cash Settlement Date, a price per share (as determined by the Calculation Agent) equal to the volume-weighted average price of the Shares for the entirety of such Trading Day as determined by reference to the screen entitled “DHX <Equity> VAP” or any successor page as reported by Bloomberg L.P. (without regard to pre-open or after hours trading outside of any regular trading session for such Trading Day) on such Trading Day.

Cash Settlement Payment Dates:	Three Currency Business Days following each Cash Settlement Date.

Each delivery of the Shares shall be made through the relevant Clearance System at the accounts specified by the parties on a free delivery basis, for settlement on the applicable Settlement Date in accordance with Article 9 of the Equity Definitions.

ADJUSTMENTS AND EXTRAORDINARY EVENTS:

Method of Adjustment:	Calculation Agent Adjustment

Consequences of Merger Events:

New Shares:
In the definition of “New Shares” in Section 12.1(i) of the Equity Definitions, the text in subsection (i) shall be deleted in its entirety and replaced with:  “publicly quoted, traded or listed on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)”.

(a)	Share-for- Share:	Calculation Agent Adjustment

(b)	Share-for- Other:	Cancellation and Payment on that portion of the Other Consideration that consists of cash; Calculation Agent Adjustment on the remainder of the Other Consideration

(c)	Share-for- Combined:	Component Adjustment

Tender Offer:	Applicable; provided that the phrase “greater than 10%” in the third line of Section 12.1(d) of the Equity Definitions is deleted and replaced with the following: “greater than 25%”.

Consequences of Tender Offers:

(a)	Share-for-Share:	Calculation Agent Adjustment

(b)	Share-for-Other:	Cancellation and Payment on that portion of the Other Consideration that consists of cash; Calculation Agent Adjustment on the remainder of the Other Consideration

(c)	Share-for-Combined:	Component Adjustment

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:
Cancellation and Payment (Calculation Agent Determination).  In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded, or re-quoted on any of the New York Stock Exchange, the NASDAQ Global Select Marked or the NASDAQ Global Market (or their respective successors); if the shares are immediately re-listed, re-traded, or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Additional Disruption Events:

(a)	Change in Law:	Not Applicable

(b)	Failure to Deliver:	Not Applicable.

(c)	Insolvency Filing:	Applicable

(d)	Hedging Disruption:	Not Applicable

(e)	Loss of Stock Borrow:	Not Applicable

(f)	Increased Cost of Stock Borrow:	Not Applicable

(g)	Increased Cost of Hedging:	Not Applicable

Hedging Party:	For all Additional Disruption Events, MSI plc

Determining Party:	For all Extraordinary Events, MSI plc

Non-Reliance:	Applicable

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

CREDIT SUPPORT:

Collateral:
Counterparty agrees to provide Eligible Collateral as if the parties hereto executed a form ISDA Credit Support Annex (New York law) (the “CSA”) to the Agreement (under which the only transactions are this Transaction and the Other Forward Transaction) without any elections specified in Paragraph 13 other than those listed below.  For the avoidance of doubt, Eligible Collateral posted pursuant to this provision shall be calculated with respect to both this Transaction and the Other Forward Transaction and, together with the operation of any similar provision in the Confirmation for the Other Forward Transaction, shall give rise to only one obligation to post Eligible Collateral.

Credit Support Amount means:
With respect to Counterparty, (i) the Independent Amount with respect to Counterparty plus (ii) MSI’s Exposure; provided that the Credit Support Amount with respect to Counterparty shall never exceed the sum of the amounts obtained with respect to this Transaction and the Other Forward Transaction by multiplying (a) the Number of Shares with respect to such Transaction and (b) the Initial Price with respect to such Transaction.

With respect to MSI plc, zero.

Eligible Collateral with respect to Counterparty means:	Cash with a Valuation Percentage of 100%

Independent Amount with respect to Counterparty means:
The product of (a) the sum of the amounts obtained with respect to this Transaction and the Other Forward Transaction by multiplying (i) the Number of Shares with respect to such Transaction by (ii) the Initial Price with respect to such Transaction multiplied by (b) 0.65

Independent Amount with respect to MSI plc means:	Zero

Threshold with respect to MSI plc means:	Infinity

Threshold with respect to Counterparty means:	Zero

Minimum Transfer Amount means with respect to Counterparty:	USD1,000,000

Minimum Transfer Amount means with respect to MSI plc:	USD500,000

Transfer of Delivery Amounts:
Any Delivery Amount that is to be delivered by the Counterparty to MSI plc shall occur no later than the day which is two Currency Business Days(s) following the Valuation Date on which the Delivery Amount was calculated.  All Delivery Amounts shall be wired to:

WIRE INSTRUCTIONS
JPMorgan Chase
ABA Number:
Account Name:
Account Number:
FFC Account Number:

Valuation Date means:	Every Local Business Day for the period from, and including, the Trade Date to but excluding the Valuation Date or the Accelerated Valuation Date, as the case may be.

Interest Rate means:	FED FUNDS EFFECTIVE

Notification of Delivery Amounts:
In connection with Valuation Agent’s determination that a Delivery Amount is due from Counterparty to MSI plc in connection with any Valuation Date, Valuation Agent shall deliver written notice to the individuals listed below:

3. Calculation Agent:	MSI plc

4.  Account Details:

Account for Payments to MSI plc:	As separately notified.

Account for Payments to Counterparty:	To be provided by Counterparty

5.  Accelerated Valuation Date.  Upon Counterparty providing MSI plc with at least one Exchange Business Day’s written notice, Counterparty shall be entitled to accelerate the Valuation Date of this Transaction (the “Accelerated Valuation”) to an Exchange Business Day designated by Counterparty (the “Accelerated Valuation Date”).  Upon any Accelerated Valuation, the Settlement Date (the “Accelerated Settlement Date”) shall be one Settlement Cycle following the Accelerated Valuation Date.  Upon the occurrence of an Accelerated Valuation Date, the parties shall perform their respective obligations hereunder as if the Accelerated Valuation Date were the Valuation Date; provided that (the Forward Price shall be reduced by an amount equal to the product of:  (a) the Initial Price, (b)

3.34250% and (c) a fraction, the numerator of which is the number of days from and including the Accelerated Settlement Date to but excluding the Settlement Date that would have occurred but for the Accelerated Valuation and the denominator of which is 360.

6.  Cash Settlement Conditions.  In connection with any election by Counterparty to effect Cash Settlement, if in the good faith reasonable judgment of either MSI plc or Counterparty, after consultation by such party with counsel, sales by MSI plc of any Hedge Positions constitute long positions in the Shares (“Hedge Shares”) cannot be effected in the U.S. public market by MSI plc without registration under the Securities Act, Counterparty shall use its reasonable best efforts to (a) cause the Issuer to make available an effective registration statement under the Securities Act to cover the resale of such Hedge Shares and (b) (i) effect the execution of an agreement between Issuer and MSI plc, in form and substance satisfactory to MSI plc, substantially in the form of an underwriting agreement for a registered offering, (ii) have Issuer (A) arrange for the provision of accountant’s “comfort” letters in customary form for registered offerings of equity securities, (B) provide disclosure opinions of nationally recognized outside counsel to Counterparty reasonably acceptable to MSI plc, (C) provide other customary opinions, certificates and closing documents customary in form for registered offerings of equity securities and (D) afford MSI plc a reasonable opportunity to conduct a “due diligence” investigation with respect to Counterparty customary in scope for underwritten offerings of equity securities; provided, however, that if MSI plc, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, or, if for any reason, Counterparty is unable to cause the Issuer to provide such registration statement, then MSI plc shall sell the Hedge Shares in a private placement, in reliance on Rule 144 under the Securities Act or in reliance  on another exemption from registration available to MSI plc.  In connection with sales of Hedge Shares that are subject to the preceding sentence, (i) the provisions in Section 2 above governing Cash Settlement shall not apply and (ii) (A) Cash Settlement shall be effected in accordance with Section 8.4(a) of the Equity Definitions, (B) the Settlement Price to be used in calculating the Forward Cash Settlement Amount shall be the volume-weighted average price at which MSI plc sells Hedge Shares in accordance with the preceding sentence and (C) the Cash Settlement Payment Date shall be one Settlement Cycle following the last Exchange Business Day on which MSI plc sells Hedge Shares in connection with Cash Settlement of this Transaction.  For purposes of this section 6, the term MSI plc shall include all affiliates of MSI plc.  For the avoidance of doubt, MSI plc shall not sell any Hedge Shares into the public market without adhering to the conditions of this Section 6 unless Counterparty gives prior approval of any such sales without adherence to the conditions of this Section 6.

7.  Additional Provisions.

(v)  The parties hereto agree and acknowledge that MSI plc is a “financial participant” within the meaning of Section 101(22A) of Title 11 of the United States Code (the “Bankruptcy Code”).  The parties hereto further agree and acknowledge that this Transaction is either (a) a “securities contract” as such term is defined in Section 741(7) of the Bankruptcy Code, in which case each payment and delivery made pursuant to this Transaction is a “settlement payment”, as such term is defined in Section 741(8) of the Bankruptcy Code, and that MSI plc is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code, or (b) a “swap agreement”, as such term is defined in Section 101(53B) of the Bankruptcy Code, in which case each party is a “swap participant”, as such term is defined in Section 101(53C) of the Bankruptcy Code, and that MSI plc is entitled to the protections afforded by, among other sections, Sections 362(b)(17), 546(g) and 560 of the Bankruptcy Code.

(vi)  Counterparty hereby represents and warrants that it is an Insider of the Issuer.    “Insider” means a person who is an officer, director or beneficial owner of more than 10% of any class of equity securities of the Issuer required to file reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, or otherwise an affiliate of the Issuer within the meaning of the Securities Act.

(vii)  Subject Section 10 hereof, Counterparty understands and will comply with Counterparty’s responsibilities under applicable securities laws in connection with this Transaction.

(viii)  Counterparty agrees and acknowledges that to the extent any Hedge Shares, MSI plc shall have sole discretion with respect to any voting rights in any such Hedge Shares and, subject to Section 6 hereof, shall have full and unfettered power to dispose of any such Hedge Shares as it deems fit.

8.  Counterparty represents and warrants to MSI plc that:

(ii)  Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(ii)           Counterparty is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended).

9.  Each of the Counterparty and MSI plc represents and warrants to the other that:

(iv)  it has a valid business purpose for entering into this Transaction, and this Transaction is consistent with such party’s overall investment strategy,

(v)  it is an “accredited investor” (as defined in Regulation D under the Securities Act), and

(vi)  it is entering into this Transaction for its own account and not with a view to the distribution or resale of this Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

10.  (i) Morgan Stanley & Co. Incorporated (“MS&CO”) is acting as agent for both parties but does not guarantee the performance of either party; (ii) MS&CO, MSI plc and Counterparty each hereby acknowledges that any transactions by MSI plc or MS&CO with respect to Shares will be undertaken by MSI plc as principal for its own account; (iii) all of the actions to be taken by MSI plc and MS&CO in connection with this Transaction shall be taken by MSI plc or MS&CO independently and without any advance or subsequent consultation with Counterparty; and (iv) MS&CO is hereby authorized to act as agent for Counterparty only to the extent required to satisfy the requirements of Rule 15a-6 under the Securities Exchange Act of 1934, as amended, in respect of this Transaction.  MSI plc is not a member of the Securities Investor Protection Corporation (“SIPC”).

11.  Governing law: The laws of the State of New York.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us by facsimile or email as provided on the attached facsimile cover page.

Confirmed as of the date first written above:

QUADRANGLE CAPITAL PARTNERS II LP		MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	Quadrangle GP Investors II LP, as its General Partner	By:	/s/ Rajul Patel
Name: Rajul Patel
By:	QCP GP Investors II LLC, as its General Partner		Title: Executive Director

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

MORGAN STANLEY & CO. INCORPORATED, as agent

By:	/s/ Scott Pecullan
Name: Scott Pecullan
Title: Managing Director

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock of Dice Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 29, 2008.

QCP GP INVESTORS II LLC

By:	/s/ Peter Ezersky,

Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky,

Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member